

11017730

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66748

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/10 _____ AND ENDING _____ 12/31/10 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REEF RESOURCES, LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 LAKESIDE AVENUE

SEATTLE   WA   98122
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF FEINGLASS   (206) 686-6669
        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN LLP
(Name – if individual, state last, first, middle name)

601 UNION ST, STE 2300   SEATTLE   WA   98101
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an on as the basis for the exemption. See Section 240.17 a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06.02)



1

OATH OR AFFIRMATION

I, _____JEFF FEINGLASS_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____REEF RESOURCES, LLC_____, as of _DECEMBER 31_, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SUBSCRIBED AND SWORN TO BEFORE ME
this _24th_ day of _Feb_ 20 _11_

_____
Notary Public in and for the State of Washington
residing at _Kirkland, WA_

_____
Signature   2-24-11

_____Financial & Operations Principal_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.   (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.   (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.   (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.   (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.   (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.   (SEE SEPARATELY BOUND REPORT.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.   (NOT APPLICABLE)

*   RESERVE REQUIREMENT IS NOT APPLICABLE

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O)   INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Member
Reef Resources, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Reef Resources, LLC as of December 31, 2010, and the related statements of income, changes in Member's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reef Resources, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP

February 23, 2011

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

REEF RESOURCES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash	$	45,963
Accounts receivable		9,499
Prepaid expenses		1,406
	$	56,868

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	228
Member's equity		56,640
	$	56,868

See Notes to Financial Statements

REEF RESOURCES, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2010

Revenue		
Fee income	$	73,961
Other Income		9,283
		83,244
Expenses		
Regulatory fees		9,541
Professional fees		5,200
Local taxes		2,047
Insurance		328
Office Expenses		168
License and permits		43
		17,327
Net income	$	**65,917**

REEF RESOURCES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2010

Balance, December 31, 2009	$	29,399
Net income		65,917
Member contributions		4,103
Member distributions		(42,779)
Balance, December 31, 2010	$	56,640

See Notes to Financial Statements

6

REEF RESOURCES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net income	$	65,917
Adjustments to reconcile net income to net cash flows from operating activities		
Change in operating assets and liabilities		
Accounts receivable		9,374
Prepaid expenses		(656)
Accounts payable		(214)
Net cash flows from operating activities		74,421
Cash Flows from Financing Activities		
Member contributions		4,103
Member distributions		(42,779)
Net cash flows from financing activities		(38,676)
Increase in cash		**35,745**
Cash, beginning of year		10,218
Cash, end of year	$	45,963

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Reef Resources, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company's offices are located in Seattle, Washington. The Company locates investors for other companies and refers customers to other companies. Fees associated with locating investors for companies are recognized as funds are raised. In addition, the Company can receive monthly payments to fund ongoing efforts to locate these investors (these amounts are recognized as the services are provided). Fees associated with customer referral services are recognized as the referred customers pay for services to the company where they have been referred. Other income represents expense reimbursements.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested.

The Company earned approximately 95% of fee income from two companies in 2010. All receivables at December 31, 2010, were due from one customer.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in banks. On occasion, the Company has deposits in excess of federally insured limits.

Accounts Receivable

The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that would be written off are charged against the allowance. No allowance was considered necessary at December 31, 2010.

Income Taxes

As an LLC, the Company is not taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member owner. The Company does not file federal tax returns at the Company level as it is owned by a single member.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which is the same date as the independent auditors' report.

Note 2. Related Party Transactions

The Company has an expense sharing agreement with its member owner whereby the member owner pays for the majority of the Company's general and administrative expenses, including occupancy and payroll expenses. Due to limited activity in 2010, there were no charges to the Company under this agreement in 2010.

The expense sharing agreement also states the member owner will pay certain expenses for the Company (filing fees and direct operating expenses) for which he will be reimbursed. The Company did not owe the member owner any amounts under this arrangement at December 31, 2010.

Note 3. Subsequent Events

On January 6, 2011, the Company's member withdrew $20,000.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2010, the required minimum net capital was $5,000. The Company had computed net capital of $45,735 at December 31, 2010, which was in excess of the required net capital level by $40,735. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was .005 to 1.

SUPPLEMENTARY INFORMATION

REEF RESOURCES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2010

COMPUTATION OF NET CAPITAL

Member's equity	$	56,640
Deductions		
Accounts receivable		(9,499)
Prepaid expenses		(1,406)
Net capital		45,735
Minimum net capital		5,000
Excess net capital	$	40,735

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and total aggregate indebtedness	$	228

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		0.5%
Ratio of aggregate indebtedness to net capital		0.005 to 1

Reef Resources, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

REEF RESOURCES, LLC

SCHEDULE II
RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED
FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2010

Net capital per the Company's unaudited Focus Report, Part IIA, and
net capital per audited financial statements $ 45,735

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Reef Resources, LLC
Seattle, Washington

In planning and performing our audit of the financial statements of Reef Resources, LLC ("the Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 23, 2011

REEF RESOURCES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2010

C O N T E N T S



REEF RESOURCES, LLC

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO
AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Reef Resources, LLC
Seattle, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Reef Resources, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. We noted no adjustments reported in Form SIPC-7.


Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details from the Company's general ledger) supporting the adjustments noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting the following difference:

   The Company had an overpayment of $148 from the 2009 Form SIPC-7T as notified by SIPC. However, the Company did not correctly apply the entire overpayment to the 2010 assessment. The Company only applied $46 of the $148 to the 2010 Form SIPC-7. As a result, the Company overpaid the 2010 assessment by $102.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 23, 2011

REEF RESOURCES, LLC

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2010

Total assessment for the year ended December 31, 2010	$	208
Payments		
Overpayment Carryforward from 2009		(148)
Amount due with Form SIPC-7	$	60 *

* The Company incorrectly calculated the amount due with SIPC-7 and overstated the amount by $102.